SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COAST DENTAL SERVICES, INC.
(Name of Subject Company (Issuer))

COAST DENTAL SERVICES, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

19034H102
(CUSIP Number of Class of Securities)

TIMOTHY G. MERRICK
VICE PRESIDENT – FINANCE AND SECRETARY
2502 ROCKY POINT DRIVE NORTH, SUITE 1000
TAMPA, FLORIDA 33607
(813) 288-1999
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Edward J. Richardson, Esquire	Robert J. Grammig, Esquire
Shumaker, Loop & Kendrick, LLP	Holland & Knight, LLP
101 East Kennedy Boulevard, Suite 2800	400 North Ashley Drive, Suite 2300
Tampa, FL 33602	Tampa, FL 33602
(813) 229-7600	(813) 227-8500

CALCULATION OF FILING FEE*

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$5,788,494	$533.00

     *     For purpose of calculating the filing fee only. The fee is $92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #10, issued by the Commission on February 7, 2003. The amount assumes the purchase of 1,286,332 shares of common stock of Coast Dental Services, Inc. (“Coast Dental”), for a price per share of $4.50. Such number of shares represents (i) the sum of the 2,091,223 outstanding shares of Coast Dental as of March 1, 2003 and 261,721 shares issuable upon exercise of outstanding options to purchase shares (other than options held by the continuing shareholders), (ii) less 1,066,800 shares held by the continuing shareholders who have notified Coast Dental that they do not intend to tender their shares in this tender offer.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $533	Filing Party: Coast Dental Services, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 4, 2003

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [  ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender-offer subject to Rule 13e-4.

     [X] going private transaction subject to Rule 13e-3.

     [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO initially filed with the Securities and Exchange Commission on March 4, 2003 (the “Schedule TO”), by Coast Dental Services, Inc., a Florida corporation (“Coast Dental”) relating to the offer by Coast Dental to purchase any and all of its outstanding shares of common stock, par value $.001 per share (the “Shares”), at a price of $4.50 per Share, net to the seller in cash, without interest. The offer is being made by Coast Dental upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 4, 2003 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(2) to the Schedule TO. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Offer to Purchase.

     The information set forth in the Schedule TO is expressly incorporated herein by reference in response to all the items of this Amendment No. 1 to Schedule TO, except as set forth below. You should read this Amendment No. 1 to Schedule TO together with the Schedule TO Coast Dental filed with the Securities and Exchange Commission on March 4, 2003.

ITEM 12.    EXHIBITS.

(a)(1)	Offer to Purchase.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery of Shares of Common Stock.*
(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(6)	Letter to Shareholders from Coast Dental.*
(a)(7)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(8)	Text of Press Release dated February 21, 2003, issued by Coast Dental.*
(a)(9)	Test of Press Release dated March 4, 2003, issued by Coast Dental.*
(a)(10)	Text of Press Release dated March 10, 2003, issued by Coast Dental.
(b)(1)	Revolving Credit, Term Loan and Security Agreement dated December 31, 2002 between Coast Dental and CapitalSource Finance, LLC.*
(b)(2)	Credit Agreement dated February 28, 2003 between Coast Dental and the Diasti Family Limited Partnership.*
(c)(1)	Opinion of Capitalink, L.C. On Fairness, dated February 19, 2003, (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(c)(2)	Report to the Special Committee by Capitalink, L.C. dated February 19, 2003.*
(d)	Letter dated February 26, 2003 to Coast Dental Board of Directors from Continuing Shareholders.*
(e)	Not applicable.
(f)	Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(g)	None.
(h)	None.

*     Filed with the Securities and Exchange Commission previously on March 4, 2003 on Schedule TO.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2003

Coast Dental Services, Inc.

By:	/s/ Timothy G. Merrick
Name: Title:	Timothy G. Merrick Vice President – Finance and Secretary

EXHIBIT INDEX

(a)(1)	Offer to Purchase.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery of Shares of Common Stock.*
(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(6)	Letter to Shareholders from Coast Dental.*
(a)(7)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(8)	Text of Press Release dated February 21, 2003, issued by Coast Dental.*
(a)(9)	Test of Press Release dated March 4, 2003, issued by Coast Dental.*
(a)(10)	Text of Press Release dated March 10, 2003, issued by Coast Dental.
(b)(1)	Revolving Credit, Term Loan and Security Agreement dated December 31, 2002 between Coast Dental and CapitalSource Finance, LLC.*
(b)(2)	Credit Agreement dated February 28, 2003 between Coast Dental and the Diasti Family Limited Partnership.*
(c)(1)	Opinion of Capitalink, L.C. On Fairness, dated February 19, 2003, (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(c)(2)	Report to the Special Committee by Capitalink, L.C. dated February 19, 2003.*
(d)	Letter dated February 26, 2003 to Coast Dental Board of Directors from Continuing Shareholders.*
(e)	Not applicable.
(f)	Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(g)	None.
(h)	None.

*     Filed with the Securities and Exchange Commission previously on March 4, 2003 on Schedule TO.

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